C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

02 DEC -2 AM 8:54

Ref : EC/FL/AL/CPP/181/02

02060125

BY AIRMAIL

20th November, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Attn : International Corporate Finance

Ladies and Gentlemen

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 12/3

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Fanny Leung
Assistant Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated November 20, 2002 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Discloseable and Connected Transaction – Acquisition of Yue Thai Industrial (Tianjin) Company Limited

   Date : ____November 18_____, 2002

   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard **Wednesday, November 20, 2002**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF YUE THAI INDUSTRIAL (TIANJIN) COMPANY LIMITED

The board of directors of the Company announces that on 18th November, 2002, Chia Tai Agro, a wholly owned subsidiary of the Company, entered into the Acquisition Agreement with Chia Tai International for the acquisition of all the issued shares in Yue Thai and all outstanding shareholder's loans advanced by Chia Tai International to Yue Thai for a consideration of US$888,000 (approximately HK$6,926,400).

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules.

As at the date of this announcement, the Chearavanont Family, whose members include Mr. Dhanin Chearavanont, the Honorary Chairman and a Director, and Mr. Sumet Jiaravanon, the Chairman and a Director, beneficially own in aggregate 49.42% of the issued share capital of the Company. Chia Tai International is a company controlled by the Chearavanont Family and is a connected person of the Company for the purposes of the Listing Rules. Accordingly, the Acquisition constitutes a connected transaction of the Company and is subject to the approval of the independent shareholders of the Company pursuant to Rule 14.26 of the Listing Rules. A special general meeting of the Company will be convened and a circular containing details of the Acquisition will be despatched to the Shareholders for this purpose.

A. ACQUISITION

Acquisition Agreement dated 18th November, 2002

Parties

(1) Chia Tai International (as vendor)

(2) Chia Tai Agro (as purchaser)

Assets to be acquired

Chia Tai Agro has agreed to acquire the entire issued share capital of and the benefit of all of the shareholder's loans due from Yue Thai to Chia Tai International.

Yue Thai

Yue Thai is an investment holding company whose assets are comprised of its 100% equity interest in each of Chia Tai Real Estate and Chia Tai Enterprise and its 60% equity interest in Chia Tai Jinthai. The Yue Thai Companies are principally engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC. As at 31st December, 2001, the major assets of the Yue Thai Companies include certain fixed assets (e.g. production facilities) and inventories whilst the major liabilities of the Yue Thai Companies include certain bank loans and the indebtedness owing by Yue Thai to Chia Tai International by way of shareholder's loans in the aggregate amount of HK$183,523,000.

Based on its consolidated audited accounts, the audited net profit/(loss) of Yue Thai before and after taxation, extraordinary items and minority interests for the two years ended 31st December, 2000 and 2001, and its net tangible assets as at 31st December, 2000 and 2001, are set out below:

		2000 *HK$'000*	2001 *HK$'000*
Net profit/(loss)	before	13,026	(16,021)
	after	13,420	(15,827)
Net tangible assets		132,538	114,594

and the unaudited net profit attributable to Shareholders stated in the interim results for the six months ended 30th June, 2002. On that basis, the Acquisition therefore constitutes a discloseable transaction of the Company under the Listing Rules.

As at the date of this announcement, the Chearavanont Family, whose members include Mr. Dhanin Chearavanont, the Honorary Chairman and a Director, and Mr. Sumet Jiaravanon, the Chairman and a Director, beneficially own in aggregate 49.42% of the issued share capital of the Company. Chia Tai International is a company controlled by the Chearavanont Family and is a connected person of the Company for the purposes of the Listing Rules. Accordingly, the Acquisition constitutes a connected transaction of the Company and is subject to the approval of the independent shareholders of the Company pursuant to Rule 14.26 of the Listing Rules.

A special general meeting of the Company will be convened at which a resolution will be proposed to the independent shareholders of the Company for the approval of the Acquisition. The members of the Chearavanont Family and their associates will abstain from voting in respect of such resolution. An independent committee of the board of Directors has been formed to advise the independent shareholders of the Company with regard to the Acquisition. An independent financial adviser will be appointed to advise the independent board committee in this regard.

A circular containing details of the Acquisition, the recommendation of the independent committee of the board of Directors and a letter of advice from the independent financial adviser to the independent board committee, together with a notice convening a special general meeting of the Company to consider and vote on a resolution to approve the Acquisition, will be despatched to Shareholders as soon as practicable.

Consideration

The consideration payable by Chia Tai Agro in respect of the Acquisition in the sum of US$888,000 (approximately HK$6,926,400) was determined following commercial negotiations between Chia Tai Agro and Chia Tai International taking into account the existing operating environment of the Yue Thai Companies, the future growth potential in the business of the Yue Thai Companies and the requirement of the Yue Thai Companies for additional investment to fund the new equipment referred to under the section entitled "Reasons for the Acquisition" below. The total consideration represents a discount of approximately 94% to the net tangible assets of Yue Thai as at 31st December, 2001. The Directors consider the terms of the Acquisition are fair and reasonable so far as the Shareholders are concerned. Payment of the consideration will be funded by the internal resources of the Group.

Condition

Completion of the Acquisition is conditional upon the passing of a resolution at a special general meeting of the Company approving the Acquisition by the independent shareholders of the Company.

Completion

Completion of the Acquisition will take place on the first day following the date upon which the condition of the Acquisition Agreement is fulfilled, or such other date as the parties may agree, and is expected to be not later than 31st December, 2002.

B. REASONS FOR THE ACQUISITION

Chia Tai Agro is one of the two wholly owned subsidiaries of the Company which are the intermediate holding companies for the Group's agri-business operations in the PRC. Yue Thai is an investment holding company whose assets are comprised of its 100% equity interest in each of Chia Tai Real Estate and Chia Tai Enterprise and its 60% equity interest in Chia Tai Jinthai. The Yue Thai Companies are principally engaged in the extraction of soybean oil and manufacturing of soybean meal for domestic consumption in the PRC. The businesses of the Yue Thai Companies are expected to generate synergy with the Group's agri-business in the PRC as, with an upgrade of the equipment at the Yue Thai Companies, the high quality soybean meal then produced by the Yue Thai Companies would be able to provide a stable supply to satisfy the demand for the high quality raw material by some of the companies in the Group operating feedmills in the PRC.

The Directors intend to upgrade the existing equipment at the Yue Thai Companies and also install new equipment after the Acquisition in order to modify and improve their existing production capacity. With such improvement, the Yue Thai Companies will be able to supply high quality soybean meal of the type required as raw material by certain other companies in the Group which operate feedmills in the PRC; this would not only greatly improve the operational efficiency of the Yue Thai Companies but also benefit the entire Group. It is expected that such capital investment to be made by the Group will amount to approximately US$1,000,000 (approximately HK$7,800,000), which will be financed by the internal resources of the Group.

As shown in the paragraph headed "Yue Thai" above, the audited net profit of Yue Thai for the year ended 31st December, 2000 was HK$13,420,000 whilst the audited net loss of Yue Thai for the year ended 31st December, 2001 was HK$15,827,000. The Directors have been advised that the audited net loss of Yue Thai for the year ended 31st December, 2001 was attributable to, amongst other things, the decline in the gross profit margin resulting from the intense competition in the regions where the Yue Thai Companies operated in the PRC and the difficult operating conditions in 2001. With the provision of the capital investment to the Yue Thai Companies by the Group after the Acquisition and the consequential benefits as stated above, it is expected that the results of Yue Thai will improve in the forthcoming years.

The Directors believe that the Acquisition is beneficial and is in the interest of the Company and consider the terms of the Acquisition to be fair and reasonable so far as the Shareholders are concerned.

C. GENERAL

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

The value of the assets to be acquired under the Acquisition Agreement (determined on the basis that the aggregate principal amount of the shareholder's loans due from Yue Thai to Chia Tai International is included) exceeds 15% of the net tangible assets of the Group which is determined by reference to its consolidated net tangible assets as at 31st December, 2001

Definitions

"Acquisition"	the acquisition by Chia Tai Agro from Chia Tai International of the entire issued share capital of Yue Thai and the benefit of the indebtedness owing by Yue Thai to Chia Tai International by way of shareholder's loans in the aggregate principal amount of HK$193,388,000 pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the sale and purchase agreement dated 18th November, 2002 entered into between Chia Tai Agro and Chia Tai International relating to the Acquisition;
"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"Chearavanont Family"	the Chearavanont family (whose members include Mr. Dhanin Chearavanont, the Honorary Chairman and a Director, and Mr. Sumet Jiaravanon, the Chairman and a Director) including the respective associates of the family members;
"Chia Tai Agro"	Chia Tai (China) Agro-Industrial Ltd., a company incorporated in Bermuda with limited liability and which is a wholly owned subsidiary of the Company;
"Chia Tai Enterprise"	Chia Tai Group (Tianjin) Enterprise Co. Ltd. (正大集團(天津)實業有限公司), a wholly foreign owned enterprise established in the PRC and is wholly owned by Yue Thai;
"Chia Tai International"	Chia Tai International Investment Company Limited, a company incorporated in Hong Kong controlled by the Chearavanont Family;
"Chia Tai Jinthai"	Chia Tai Group (Tianjin) Jinthai Enterprise Co. Ltd. (正大集團(天津)津泰實業有限公司), a sino foreign equity joint venture established in the PRC and which is owned as to 60% by Yue Thai and as to 40% by 天津鐵路分局經濟技術開發總公司, the English translation of which is Tianjin Railway Branch Office Economic Technology Development Company;
"Chia Tai Real Estate"	Chia Tai Group (Tianjin) Real Estate Co. Ltd. (正大集團(天津)房地產有限公司), a wholly foreign owned enterprise established in the PRC and is wholly owned by Yue Thai;
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda with limited liability whose shares are listed on the Hong Kong Stock Exchange and the London Stock Exchange Limited;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"PRC"	the People's Republic of China;
"Shareholders"	shareholders of the Company;
"Yue Thai"	Yue Thai Industrial (Tianjin) Company Limited (豫泰實業(天津)有限公司), a company incorporated in Hong Kong with limited liability and which is a wholly owned subsidiary of Chia Tai International;
"Yue Thai Companies"	Yue Thai and the subsidiaries of Yue Thai, which are Chia Tai Real Estate, Chia Tai Enterprise and Chia Tai Jinthai;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"US$"	United States dollars, the lawful currency of the United States.

By Order of the Board
Sumet Jiaravanon
Chairman

Hong Kong, 18th November, 2002

Note: For the purpose of this announcement, the following exchange rate has been used for conversion into Hong Kong dollars for indication only: US$1 = HK$7.80